KELSO TECHNOLOGIES INC.
7773-118A Street
North Delta, British Columbia V4C 6VI

November 20, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Loan Lauren P. Nguyen,
Special Counsel

Dear Sirs/Mesdames:

RE:	Kelso Technologies Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Filed October 23, 2013
File No. 000-55032

Kelso Technologies Inc. (the “Company”, “we”, “us”, or “our”) writes in response to your letter of November 7, 2013 to James R. Bond, President and Chief Executive Officer of our company with respect to Amendment No. 1 to Registration Statement on Form 20-F filed on October 23, 2013 (the “Form 20-F Amendment No. 1”). Our responses are numbered in a manner that corresponds with your comments which have been reproduced below. We have also filed a Form 20-F Amendment No. 2 (the “Form 20-F Amendment No. 2”) and a blackline comparison, which shows the changes to the Form 20-F Amendment No. 1.

General

1.

We note your response to our prior comment 2 and reissue in part. Please revise your disclosure on page iii that you will “remain an Emerging Growth Company for up to five years” by clarifying that you will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933. In addition, please revise your disclosure that you will lose your status as an Emerging Growth Company if “the market value of the common stock held by non-affiliates exceeds US$700 million” by clarifying that you will lose your status on the date you are deemed to be a large accelerated filer. Refer to Section 3(a)(80) of the Exchange Act of 1934.

Response: We have revised the disclosure to clarify that we will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933. We have also revised the disclosure to clarify that we will lose our status on the date we are deemed to be a large accelerated filer.

Risk Factors, page 6

2.

We note your response to our prior comment 6 and found the response to be unresponsive. Please include a risk factor to clarify whether the proxy rules and regulations promulgated under the Exchange Act of 1934 apply to you.

Response: We have included a risk factor on page 12 to clarify that the proxy rules and regulations promulgated under the Exchange Act of 1934 do not apply to us.

Risks Related to the Business, page 7

3.

Please remove your statement that the company believes that patent protection is not necessary for the ETS as this statement negates the risk addressed in this risk factor. In addition, on page 17 in the second paragraph of your Business Overview section please revise your statement that “a patent has not been obtained for the Company’s ETS technology” to clarify that the patent for this technology has expired.

Response: We have removed the statement that the Company believes that patent protection is not necessary for the ETS. We have also clarified that the patent for this technology has expired.

The Company is dependent on a limited number of customers, page 8

4.

We note your response to our prior comment five and reissue in part. Please clarify the degree of your dependence by providing quantitative information. In this regard, we note that in Note 15 to your consolidated interim financial statements for the six months period ended June 30, 2013 you state that you generated significant revenues from two key customers.

Response: The risk factors on page 8 have been revised to clarify the degree of our dependence on two customers, and to include quantitative information from our financial statements in this regard.

Products may not perform as well as expected, page 8

5.

We note your response to our prior comment 11. Please revise to clarify that while you believe that your insurance coverage is adequate the amount of insurance coverage may not be sufficient to cover future products claims.

Response: We have clarified that the amount of insurance coverage may not be sufficient to cover future products claims.

General Development of the Business, page 12

General, page 12

6.

We note your response to our prior comment 17 that you believe that your business reputation needed to be repaired because prior to April 2010 you did not always make deliveries on time or satisfy payment obligations on time. Please add a risk factor to your Risk Factors section that addresses the risk of this reputation on your business today. Alternatively, please tell us why this is not necessary.

Response: On page 11, we have added a risk factor under “Risks Relating to Management” which sets out the risk that the actions of the Company’s former management team could negatively impact the Company’s business reputation and relationship with customers and suppliers.

7.

Please revise the disclosure on page 12 to clarify that you believe that your new management team has helped to improve your business reputation by making deliveries on time as the current disclosure on page 15 regarding additional necessary improvements on the KKM appears to contradict your statements about timely deliveries. Please revise for consistency or advise.

Response: On page 13, we have clarified that we believe that our new management team has helped to improve our business reputation by making deliveries on time and satisfying payment obligations on time. We have revised the disclosure on page 15 for consistency by clarifying that we have not missed any deliveries for the KKM because we have not received any orders for the KKM.

8.

Please revise to clarify that it is your belief that you have a “strong supply chain which provides services and technology to produce the products necessary to satisfy the customer purchase orders and fluctuating demand.”

Response: We have clarified that it is our belief that we have a strong supply chain which provides services and technology to produce the products necessary to satisfy the customer purchase orders and fluctuating demand.

9.	We note your disclosure regarding the revenues you have earned over the last eight quarters. Please balance the disclosure by also disclosing that for many of those quarters you had net losses.

Response: The disclosure has been revised to state that the Company had losses for many of these quarters and to state the net income or net loss for each of the last eight quarters.

10.

Please provide the basis for your statement that the industry has made numerous requests for a better outlet valve. In addition, please clarify that it is your belief that your BOV design is an improvement on the standard bottom outlet valves.

Response: We have provided the basis for our statement that the industry has made numerous requests for a better outlet valve. We have clarified that it is our belief that our BOV design is an improvement on the standard bottom outlet valves.

Three Year History, page 13 General, page 12

2012, page 15

11.

We note your response to our prior comment 29 and reissue in part. Please clarify whether the independent engineering test lab determined that your product had a lower cost of ownership and maintenance when compared to competitors’ products. If the lab did not make this determination, please state as a belief and tell us the basis for this belief.

Response: We have clarified that the independent engineering test lab did not determine that our product had a lower cost of ownership and maintenance when compared to competitors’ products by stating as belief and providing the basis for this belief.

12.

We note your response to our prior comment 30 and reissue. Please describe the M-1003 certification so that investors who are not in your industry can understand the significance of such certification.

Response: We have described the M-1003 certification so that investors who are not in our industry can understand the significance of such certification.

2013, page 16

13.

We note your response to our prior comment 31 and reissue. We note that pursuant to your agreement with BTI you will receive a fee equivalent to any mark-up charged to its end customers on sales you bring to BTI. Do you mean that BTI will mark-up the products that it sells to customers you bring to BTI? Please clarify. In addition, we note that you have not sold any of BTI’s products. Please disclose whether you have marketed BTI’s products.

Response: We have revised the disclosure on page 17 to clarify that the mark-up, which is typically 30% of the selling price, is determined by BTI. We have also provided clarification on the Company’s marketing and sales of BTI products, and the estimated time for delivery of such products sold.

Key Products, page 41

External Constant Force Spring Pressure Relief Valves (EPRV), page 20

14.

We note your revised disclosure on page 20 that your competitors only offer internal valves and your response to our prior comment 41 that three of your competitors only have internal high- flow valves. Please tell us the basis for your belief that no other companies offer internal high flow valves. Alternatively, please remove this disclosure.

Response: We have revised the disclosure in this section to state the basis for the Company’s believe that no other companies offer external high flow valves.

Kelso Klincher Manway (KKM), page 20

15.

We note your response to our prior comment 42 and reissue. Please disclose your products have been independently tested to “[eliminate] eye-bolt problems and possible leaks due to crushed gaskets,” “[eliminate] lid deformation and nozzle distortion due to the over-torque of eye-bolts” and “virtually [eliminate] loosening due to vibration.” If not, please tell us the basis for such statements or revise to remove such disclosures. In addition, please revise the fourth bullet point to remove the word “eliminate” and to state that you believe that your product reduces the risk of employee error.

Response: We have included the basis for the above statements. We have revised the fourth bullet point by replacing the word “eliminates” with “reduces” and stating that it is our belief that our product reduces the risk of errors due to employee error.

16.	Please clarify what you mean in the last bullet point that there are “no eyebolts to kick at tank car inspection.”

Response: We have clarified what we mean in the last bullet point regarding no eyebolts to kick at tank car inspection.

Production and Services, page 20

17.

We note your response to our prior comment 44 and reissue in part. You have added disclosure that “[t] he [c]ompany believes it has engaged individuals with extensive production expertise.” Please remove the sentence before this sentence that states that “[t]he [c]ompany has engaged individuals with extensive production expertise.”

Response: We have removed that part of the sentence that states the Company has engaged individuals with extensive production experience.

18.

We note your response to our prior comment 46 and reissue in part. Please clarify what you mean by your disclosure that you are “well connected” to the Safety and HAZMAT section of the Class I railroads. In addition, please describe the “key strategic relationships” that your management has established with “other influential members of the railroad community.”

Response: We have clarified what we mean by our disclosure that we are well connected to the Safety and HAZMAT sections of the Class I railroads. We have described the key strategic relationships that our management has established with other influential members of the railroad community.

Research and Development, page 22

19.

We note your response to our prior comment 49 and reissue in part. Please disclose estimates, if possible, of when such products will be available for sale and an estimate of the costs of such steps, if material.

Response: We have disclosed that we expect the products to be available for sale in 2016. Testing and development costs are not material.

Operating Results, page 25

20.

We note your response to prior comment 55. We believe your discussion should be further revised to specifically discuss the material changes from period to period in each significant line item presented in your statements of operations (revenues, cost of goods sold, management fees, marketing, etc.). For example, you should discuss that cost of goods sold increased $844,092 from the year ended August 31, 2011 to the year ended August 31, 2012 and provide an analysis of the specific factor(s) causing the increase, such as how the change in product mix between the specific periods caused such an increase. An additional example is to discuss that management fees increased approximately $135,000 from the year ended August 31, 2011 to August 31, 2012 and provide an analysis of the specific factor(s) causing the increase in that specific period. Please also note that when more than one factor contributes to a change in items between periods, each factor should also be quantified. Please revise to provide a more robust discussion for changes in each significant line item.

Response: We have revised our “Operating Results” section to provide a more robust discussion for changes in each significant line item.

Related Party Transactions, page 38

21.	We note your response to our prior comment 63. Please identify the directors to whom you owe money.

Response: We have revised the disclosure to state that amounts were due to Neil Gambow, a director of the Company.

Exhibits 99.1 and 99.5

22.

Please amend to file the complete set of revised financial statements for the year ended August 31, 2012 and the four months ended December 31, 2012 to include the four month transition period statement of operation for December 31, 2011 as required by Rule 12b-15 of Regulation 12B.

Response: A complete set of revised financial statements for the year ended August 31, 2012 and the four months ended December 31, 2013 have been filed with the amended Form 20-F which include the four month transition period statement of operation for December 31, 2011.

As requested in your November 7, 2013 letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F Amendment No. 2 and this letter; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Bernard Pinsky, Clark Wilson LLP, at 604.643.3153 or Nafeesa Valli-Hasham, Clark Wilson LLP, at 604.643.3147.

Yours truly,

/s/Richard Lee
Richard Lee,
Chief Financial Officer